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EXHIBIT 99.1

Press Release Dated February 2, 2011

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports 2010 fourth quarter results

        All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these measures, see the Non-GAAP Financial Measures Advisory in this document. Certain crude oil and natural gas liquid volumes have been converted to millions of cubic feet equivalent of natural gas (mmcfe) on the basis of one barrel to six thousand cubic feet (mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the same basis. Mmcfe and boe may be misleading, particularly if used in isolation. A conversion ratio of one barrel of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead.

        On August 1, 2009, Suncor Energy Inc. completed its merger with Petro-Canada. As such, results for the twelve month period ended December 31, 2010 reflect results of post-merger Suncor and the comparative figures for the twelve month period ended December 31, 2009 reflect results for five months of the post-merger Suncor and seven months of legacy Suncor prior to the merger. References to the merger herein mean the merger between Suncor Energy Inc. and Petro-Canada.

        Calgary, Alberta (Feb. 2, 2011) — Suncor Energy Inc. today reported fourth quarter 2010 net earnings of $1.353 billion ($0.87 per common share), compared to net earnings of $457 million ($0.29 per common share) for the fourth quarter of 2009. Operating earnings in the fourth quarter of 2010 were $946 million ($0.60 per common share), compared to $342 million ($0.22 per common share) in the fourth quarter of 2009.

        The increase in fourth quarter 2010 operating earnings, compared to the fourth quarter of 2009, was primarily due to improved margins and increased refined product sales in Refining and Marketing, higher realized prices in Oil Sands and International and Offshore, and increased Oil Sands production.

        As a result of strategic divestments during 2010, total production in the fourth quarter of 2010 decreased to 625,600 boe per day (boe/d), from 638,200 boe/d in the fourth quarter of 2009. However, production from continuing operations increased to 605,400 boe/d in the fourth quarter of 2010, from 544,500 boe/d in the fourth quarter of 2009. The increase resulted from record quarterly production of 325,900 barrels per day (bpd) from Oil Sands (excluding Syncrude) due to improved operational reliability and higher bitumen supply, and new production from International and Offshore.

        Cash flow from operations was $2.144 billion ($1.37 per common share) in the fourth quarter of 2010, compared to $1.129 billion ($0.72 per common share) in the fourth quarter of 2009. The increase in cash flow from operations was primarily due to the same factors that impacted operating earnings in the fourth quarter, as well as the positive impact of the redetermination of the company's working interest in the Terra Nova oilfield and a royalty recovery related to a notice received by the company from the Crown modifying the bitumen valuation methodology calculation.

        "Operational results were strong across the business in the fourth quarter," said Rick George, president and chief executive officer. "In our oil sands business, steady and reliable production from both mining and in situ assets drove record quarterly production volumes, while our international and offshore assets continued to perform well. In our downstream operations, both production volumes and margins were strong contributors in the quarter, underlining the benefits of our integrated strategy."

Suncor Energy Inc. P.O. Box 2884, 150 6 Avenue S.W., Calgary, Alberta T2P 3E3 www.suncor.com

Fourth Quarter Highlights

        Oil Sands (excluding Syncrude) achieved record average production volume of 325,900 bpd in the fourth quarter of 2010 compared to 278,900 bpd in the fourth quarter of 2009. Increased production was largely due to improved operational reliability in the Upgrader and increased bitumen supply from mining and in situ operations.

        Results from Refining and Marketing in the fourth quarter of 2010 were very strong, with operating earnings and cash flow from operations more than double as compared to the fourth quarter of 2009 as a result of higher margins and increased utilization of refining capacity. Total sales of refined petroleum products averaged 91,100 cubic metres per day during the fourth quarter of 2010 compared to 82,900 cubic metres per day in the fourth quarter of 2009, reflecting more reliable operations in all our facilities and improved product demand.

        Total upstream production in the fourth quarter was 625,600 boe/d, compared to 638,200 boe/d in the fourth quarter of 2009. Lower production volumes were primarily due to asset sales in Suncor's Natural Gas and International and Offshore businesses, partially offset by improved operational reliability at Oil Sands, and production increases in continuing International and Offshore operations.

        Net debt, calculated as total debt less cash and cash equivalents, as at December 31, 2010 was $11.1 billion, a decrease of approximately $400 million during the fourth quarter and down from approximately $13.4 billion at December 31, 2009. The reduction was largely due to proceeds from asset dispositions being directed to debt retirement and the appreciation of the Canadian dollar relative to the U.S. dollar through the period.

        During the fourth quarter of 2010 Suncor recognized $295 million (pre-tax) of additional income to be reimbursed by the other Terra Nova joint owners for the period of February 1, 2005 to December 31, 2010. Suncor's working interest in Terra Nova has increased to 37.675% from 33.990% based on a technical review of the interests contributed by the joint owners of the Terra Nova oilfield. The owners reached agreement concerning redetermined working interests on December 1, 2010.

        In the fourth quarter of 2010 Suncor recognized a $140 million (pre-tax) favorable royalty recovery related to a notice received by the company from the Crown modifying the bitumen valuation methodology calculation for the interim period of January 1, 2009 to December 31, 2010. The company continues to negotiate final adjustments to the bitumen valuation calculation for the 2009 and 2010 interim period and for the term of the Suncor Royalty Amending Agreement that expires December 31, 2015.

        On December 17, 2010, Suncor announced that it entered into a strategic partnership with Total E&P Canada Ltd. Subject to certain conditions, the agreement provides that the two companies plan to develop the Fort Hills and Joslyn oil sands mining projects and restart construction on the Voyageur upgrader with targeted operational dates ranging from 2016 to 2018. The transaction is subject to certain regulatory and other approvals, with closing targeted for the first quarter of 2011. The development of the Fort Hills and Joslyn oil sands mining projects, as well as the continued construction of the Voyageur upgrader, is subject to approval by all of the partners in these ventures and by Suncor's Board of Directors.

Capital Investment

        Suncor spent $1.8 billion on capital and exploration in the fourth quarter of 2010, bringing the full year spend to $5.7 billion, which was marginally higher than Suncor's original 2010 budget of $5.5 billion. The capital expenditures were primarily focused on sustaining safe and reliable existing operations throughout the company, and the continued development of the Firebag Stage 3 and 4 expansions.

        In December 2010, the Suncor Board of Directors approved a $6.7 billion 2011 capital spending plan. Approximately $2.8 billion will be directed towards growth project funding, primarily at the company's Oil Sands operations, while approximately $3.9 billion will be directed towards sustaining existing operations, including significant planned maintenance to support reliability and further deployment of new tailings reclamation technology. Approximately 40% of planned sustaining capital will be targeted to spending that is not expected to recur on an annual basis. In addition to continued growth spending on Suncor's Firebag Stage 3 and 4 expansions, the 2011 plan also includes investments in the Fort Hills oil sands mining project and Voyageur upgrader. Both projects, as well as the Joslyn oil sands mining project, are planned to be developed as part of a strategic partnership with Total E&P Canada Ltd. The development of the Fort Hills and Joslyn oil sands mining projects, as well as the continued construction of the Voyageur upgrader, is subject to approval by all of the partners in these ventures and by Suncor's Board of Directors.

        Detailed guidance on capital expenditures can be found in Suncor's December 17, 2010 press release and on the Suncor website at www.suncor.com/guidance

SEGMENTED RESULTS

Oil Sands

        Oil Sands net earnings for the fourth quarter of 2010 were $487 million compared to $236 million for the fourth quarter of 2009. Net earnings in the fourth quarter of 2010 compared to 2009 included the positive impact of a royalty provision recovery and lower costs related to deferral of growth projects, partially offset by lower gains on change in fair value of commodity derivatives used for risk management. The favorable royalty recovery was related to a notice received by the company from the Crown modifying the bitumen valuation methodology calculation for the interim period January 1, 2009 to December 31, 2010. As a result, the company recognized a royalty recovery of approximately $105 million (after tax). Operating earnings for all quarters impacted since January 1, 2009 have been restated to include only the amount that relates to the comparative period. The company continues to negotiate final adjustments to the bitumen valuation calculation for the 2009 and 2010 interim period and for the term of the Suncor Royalty Amending Agreement that expires December 31, 2015. Net earnings in the fourth quarter of 2009 included a $103 million favorable adjustment related to a reduction of the Ontario corporate tax rate. Operating earnings for the fourth quarter of 2010 were $404 million compared to $189 million for the fourth quarter of 2009. The increase in 2010 fourth quarter operating earnings was primarily due to increased production and higher realized prices partially offset by a build in inventory, of which margins are not recognized until the inventory is sold.

Production

        Oil Sands production, excluding Suncor's share of production from Syncrude, was 17% higher in the fourth quarter of 2010 compared to the fourth quarter of 2009. Improved upgrader reliability and higher bitumen supply from all of the Oil Sands assets (mining and in situ), contributed to a record production volume of 325,900 bpd in the fourth quarter of 2010. The prior year quarter was negatively impacted by the fire that occurred in December 2009 at Upgrader 2.

        Syncrude production decreased 4% in the fourth quarter of 2010 compared to the fourth quarter of 2009, primarily due to minor upgrader outages that occurred during the quarter.

Prices

        Oil Sands benefited from higher benchmark crude oil prices and lower realized hedging losses in the fourth quarter of 2010 compared to the fourth quarter of 2009, partially offset by wider heavy crude oil differentials and the stronger Canadian dollar relative to the U.S. dollar. Heavy crude oil differentials remained wider in the fourth quarter of 2010 as a result of the Enbridge pipeline disruptions that limited the export capacity of heavy crude products from Western Canada, resulting in reduced and discounted sales. This negatively impacted both sour crude and bitumen price realizations in the fourth quarter of 2010.

        The six week planned turnaround for Upgrader 2 that began in September continued for three weeks into the fourth quarter of 2010. Hydrogen supply and hydrotreating capacity were periodically limited through the fourth quarter of 2010 reducing the value of the product mix.

Inventory

        In the fourth quarter of 2010, Oil Sands had a large inventory buildup as additional volumes were stored due to pipeline restrictions along the Enbridge mainline. In the fourth quarter of 2009, Oil Sands had a net draw on inventory as available inventory was sold to meet customer commitments following the December 2009 upgrader fire. The overall inventory buildup quarter over quarter had a negative impact on earnings as the margin is not recognized until sold.

Capital

        Oil Sands capital expenditures were $1.067 billion in the fourth quarter of 2010, bringing the annual spend to $3.709 billion. Growth spending was primarily focused on the construction of Firebag Stage 3.

        The company is continuing with its planned growth initiatives related to the Firebag Stage 3 in situ oil sands expansion. The planned expansion is targeted to begin production late in the second quarter of 2011, ramping up toward capacity of 62,500 bpd of bitumen over approximately 24 months thereafter. The 2010 expenditures focused on construction of co-generation and central plant facilities and well pads.

        Spending in 2010 also focused on engineering, procurement, construction and sustaining capital required to keep the mining, upgrading, extraction and in situ assets operating effectively.

        The company also had expenditure relating to Suncor's TROTM tailings reclamation technology. Project activities during the fourth quarter included engineering, procurement of certain long lead items, site preparation for the barge assembly area and pipeline corridor work. The project is expected to be completed by the end of 2012.

Natural Gas

        Natural Gas had a net loss from continuing operations of $65 million in the fourth quarter of 2010, compared to a net loss of $55 million in the fourth quarter of 2009. The higher net loss from continuing operations in the fourth quarter of 2010 included the impacts of a $13 million write-down of spare parts inventory and higher costs related to stock-based compensation. The net loss from continuing operations in the fourth quarter of 2009 included an $8 million favorable adjustment related to a reduction of the Ontario corporate tax rate. Operating losses from continuing operations for the fourth quarter of 2010 were $43 million compared to $61 million in 2009. Operating losses improved in the fourth quarter of 2010 compared to the fourth quarter of 2009 primarily due to lower exploration costs from increased drilling success in 2010, partially offset by lower natural gas average sale prices consistent with the decrease in the AECO benchmark.

Production

        Gross production from continuing operations decreased by 7% in the fourth quarter of 2010 compared to the fourth quarter of 2009. The lower production was mainly due to natural declines.

Capital

        Natural Gas is focused on improving profitability by investing in low exploration risk drilling programs conducive to low cost repeatable drilling and those with a high percentage of liquids production. In the fourth quarter of 2010, Natural Gas spent $57 million on exploration and development activities bringing the 2010 total to $178 million, of which $8 million was related to assets disposed of during the year. The 2010 activity was targeted towards unconventional gas opportunities, as well as land acquisitions in northeast British Columbia.

        In the fourth quarter of 2010, the Natural Gas business began two new drilling programs: one in the Ferrier area located in central Alberta and another at Pouce Coupe in western Alberta. Both programs are expected to start being tied-in during the first quarter of 2011.

        Suncor's key shallow gas producing properties near Medicine Hat, in eastern Alberta, continued with drilling and tie-in activity. In total, 324 wells were drilled in the year ending December 31, 2010. Overall production from this area was 72 mmcfe/d in the fourth quarter of 2010.

International and Offshore

        International and Offshore had net earnings from continuing operations of $452 million in the fourth quarter of 2010, compared to $230 million in the fourth quarter of 2009. Net earnings in the fourth quarter of 2010 included the impacts from the settlement payment due to Suncor related to the Terra Nova redetermination that increased Suncor's working interest to 37.675% from 33.990%. This working interest redetermination was finalized in December 2010 in accordance with the Terra Nova Development and Operating Agreement. The payment of $220 million (after tax) reimburses Suncor for certain revenues related to its increased interest from the payout date of February 1, 2005 to December 31, 2010. Operating earnings for all quarters impacted since February 1, 2005 have been restated to include only the amount that relates to the comparative period. Operating earnings from continuing operations were $280 million in the fourth quarter of 2010, compared to operating earnings from continuing operations of $218 million in the fourth quarter of 2009. The increase in operating earnings from continuing operations was due to increased production and higher sales prices consistent with higher benchmark pricing.

Production

        Overall, production from continuing operations was 14% higher in the fourth quarter of 2010, compared to the fourth quarter of 2009, primarily due to Syrian gas production coming on-stream in the second quarter of 2010.

Capital

East Coast Canada

        International and Offshore spent $81 million on capital and exploration in the fourth quarter of 2010 on East Coast Canada operations, bringing the annual expenditures to $264 million. Spending was primarily focused on White Rose, Hibernia, and exploration drilling at the Ballicatters prospect.

        Development drilling of 11 wells for the North Amethyst portion of White Rose is planned to continue until late 2012, when production is expected to peak.

        Development drilling on the first phase of the West White Rose development began in August 2010, with first oil expected by the second quarter of 2011. Drilling results from Stage 1, combined with production evaluation and ongoing reservoir evaluation, are expected to define the full field development scope.

        Capital spending continues on the Hibernia South Extension project, where first production is expected in the second quarter of 2011.

        The contract for front end engineering and design and topsides engineering, procurement and construction for Hebron was awarded in September 2010. The development plan approval submission is expected to be made in the first quarter of 2011, with first oil expected in 2017.

International

        International and Offshore capital and exploration expenditures in the fourth quarter of 2010 on International operations were $255 million, bringing annual expenditures to $832 million, of which $169 million was related to assets disposed of during the year. Spending was primarily focused on development spending in the U.K., Libya and Syria, as well as exploration drilling in Libya and Norway.

        The Buzzard enhancement project started-up in mid-October 2010 with production ramp-up expected into the first quarter of 2011. The project included the installation of a fourth platform with equipment to handle high sulphur content.

        The Beta Statfjord appraisal well 34/4-13S on the Beta Brent discovery in our operated licence PL375 was successfully tested. Additional appraisal well testing is required to further delineate the discovery.

        Two seismic survey projects continued to acquire data in relation to the Libyan Exploration and Production Sharing Agreements (EPSA's) in 2010. Seismic data acquisition will continue into the first quarter of 2011.

Refining and Marketing

        Refining and Marketing had net earnings of $372 million in the fourth quarter of 2010, compared to $151 million in the fourth quarter of 2009. Net earnings in the fourth quarter of 2010 included $27 million of costs related to stock-based compensation and a $10 million gain from divestment of retail sites throughout the quarter. Net earnings in the fourth quarter of 2009 included a $19 million favorable adjustment related to a reduction of the Ontario corporate tax rate. Operating earnings for the fourth quarter of 2010 were $389 million compared to $134 million in the fourth quarter of 2009. Operating earnings improved in the fourth quarter of 2010 primarily due to stronger and more reliable operations, higher volumes and improved margins, which were partially offset by higher operating expenses.

Margins

        Margins were significantly higher in the fourth quarter of 2010 compared to the fourth quarter of 2009. Increased production enabled refining and product supply activities to benefit from an improved business environment in the fourth quarter of 2010, with higher cracking margins in every major market area and stronger product demand compared to the fourth quarter of 2009. The Sarnia refinery was negatively impacted by the Enbridge crude pipeline outage which restricted deliveries of lower cost sour crudes received from Western Canada and necessitated processing of more expensive off-shore crude. The Edmonton refinery benefited from lower feedstock costs due to wider light/heavy and light/sour synthetic crude differentials.

Volumes

        Total sales of refined petroleum products increased 10% due to improved reliability in operations and higher product demand in the fourth quarter of 2010 compared to the fourth quarter of 2009. Overall, refinery utilization averaged 94% in the fourth quarter of 2010, compared to 90% in the fourth quarter of 2009. This increase was due to fewer scheduled maintenance turnarounds and more reliable, uninterrupted operations. In the fourth quarter of 2010, the Sarnia refinery continued to be negatively impacted by Enbridge pipeline disruptions which limited crude availability and refinery utilization. This production shortfall was offset by increasing throughputs at the Montreal refinery to support Ontario market demands.

        Marketing network sales volumes in the fourth quarter of 2010 were marginally higher than in the fourth quarter of 2009. Strong sales in both the retail and wholesale divisions were partially offset by the loss of volume associated with the divestment of merger remedy sites.

Capital

        Refining and Marketing capital expenditures in the fourth quarter of 2010 were $272 million with spending primarily focused on planned turnarounds and other refinery projects.

        Annual expenditures totaled $667 million and were focused on refining assets. Successful turnarounds at all of the refineries and the lubricants business were completed during the year to support continued safe and reliable operations.

Corporate, Energy Trading and Eliminations

        Corporate, Energy Trading and Eliminations includes the company's investment in renewable energy projects, results related to third-party energy supply and trading activities and other activities not directly attributable to other operating segments.

        Operating loss for the Corporate, Energy Trading and Eliminations segment was $140 million in the fourth quarter of 2010, compared to an operating loss of $161 million in the fourth quarter of 2009.

        Renewable energy contributed $6 million in operating earnings in the fourth quarter of 2010, which was consistent with the same period in 2009.

        Energy trading operating earnings for the fourth quarter of 2010 were $28 million, compared to $23 million in 2009. In the fourth quarter of 2010, the gain was driven by buying heavy crude oil in Western Canada at wide price differentials relative to WTI, and transporting this product to more favorable markets. In the fourth quarter of 2009, results were positively impacted by realized physical gains on crude inventory positions.

        Corporate experienced an operating loss of $175 million in the fourth quarter of 2010, compared to an operating loss of $195 million in the fourth quarter of 2009. The decrease in operating loss was primarily the result of lower net interest expense due to increased capitalized interest in the fourth quarter of 2010.

        Group eliminations reflect the elimination of profit on crude oil sales between Oil Sands or East Coast Canada and Refining and Marketing, where profits are realized when the products are sold to third parties.

Capital

        Corporate capital expenditures were $152 million in the fourth quarter of 2010, bringing annual expenditures to $360 million. Spending was focused on merger integration related activities and renewable energy.

        Work is underway to integrate legacy Suncor and legacy Petro-Canada systems onto one common platform as well as to integrate processes, information and technology.

        Construction continued on the Wintering Hills wind power project in the fourth quarter of 2010, which is expected to be completed by the end of 2011. At peak operation, the project is expected to generate enough electricity to power approximately 35,000 Alberta homes and displace 200,000 tonnes of CO2 per year.

        Construction also continued on the Kent Breeze wind power project in the fourth quarter of 2010, which is expected to be completed by mid-2011.

        Suncor's ethanol plant, located in Sarnia, Ontario, has a current capacity of 200 million litres per year, displacing the equivalent of 300,000 tonnes of CO2 per year. The company's plant expansion was completed in January 2011 and has doubled the capacity of the ethanol plant to 400 million litres per year.

Non-GAAP Financial Measures Advisory

        Certain financial measures referred to in this news release, namely operating earnings and cash flow from operations, are not prescribed by Canadian GAAP. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures are included because management uses this information to analyze operating performance, leverage and liquidity. Therefore, such measures should not be considered in isolation or as substitutes for measures of performance prepared in accordance with Canadian GAAP. More information regarding non-GAAP financial measures can be found in our fourth quarter 2010 Report to Shareholders at www.suncor.com/financialreporting or www.sedar.com.

Operating Earnings

        Operating earnings is a non-GAAP measure that adjusts net earnings for significant items that management believes are not indicative of operating performance and reduce the comparability of the underlying financial performance between periods. Management uses operating earnings to evaluate operating performance, because management believes it provides better comparability between periods. All reconciling items are presented on an after-tax basis.

Legal Advisory — Forward-Looking Information

         This news release contains certain forward-looking statements and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends.

        All statements and other information that address expectations or projections about the future and other statements and information about Suncor's strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects," "anticipates," "estimates," "plans," "scheduled," "intends," "believes," "projects," "indicates," "could," "focus," "vision," "goal," "outlook," "proposed," "target," "objective," and similar expressions. Forward-looking statements in this Report to Shareholders include references to:

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  the strategic partnership with Total E&P Canada Ltd., and the expectation that the two companies will develop the Fort Hills and Joslyn oil sands mining projects and restart construction on the Voyageur upgrader with targeted operational dates ranging from 2016 to 2018;

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  Suncor's 2011 capital spending plan, including the intention that approximately $2.8 billion will be directed towards growth project funding (including Firebag Stage 3 and 4 expansions and investment in the Fort Hills oil sands mining projects and Voyageur upgrader), primarily at the company's oil sands operations, with the remaining $3.9 billion targeted towards sustaining existing operations, including significant planned maintenance to support reliability and further deployment of new tailings reclamation technology;

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  the intention that approximately 40% of planned sustaining capital for 2011 will be targeted to spending that is not expected to recur on an annual basis;

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  the planned expansion for Firebag 3, with the target to begin production late in the second quarter of 2011, ramping up toward capacity of 62,500 bpd of bitumen over approximately 24 months thereafter;

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  the schedule for Suncor's TROTM tailings reclamation project (planned complete by the end of 2012);

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  Suncor's drilling programs located in the Ferrier area in central Alberta and Pouce Coupe in western Alberta, including the plan to have both tied-in during the first quarter of 2011;

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  developmental drilling in the North Amethyst portion of White Rose, and the expectation that production will peak in late 2012;

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  the expectation that first oil will occur for: (i) West White Rose in the second quarter of 2011; and (ii) Hebron in 2017;

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  the Hibernia South Extension, and the expectation of production in the second quarter of 2011;

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  the expectation that the Buzzard enhancement project will ramp up into the first quarter of 2011;

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  the plans for the Wintering Hills wind power project, including targeted completion by the end of 2011 and the expectation that the project will be able to generate enough electricity to power approximately 35,000 Alberta homes and displace 200,000 tonnes of CO2 per year; and

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  timelines for the Kent Breeze wind power project (expected to be completed by mid-2011).

        This news release also contains forward-looking statements and information concerning the anticipated completion and timing of the proposed transaction with Total E&P Canada Ltd. Suncor has provided these anticipated times in reliance on certain assumptions that we believe are reasonable at this time, including assumptions as to the timing of receipt of the necessary regulatory, court and other third party approvals; and the time necessary to satisfy the conditions to the closing of the transaction. These dates may change for a number of reasons, including unforeseen delays in the ability to secure necessary regulatory or other third party approvals or the need for additional time to satisfy the conditions to the completion of the transaction. The transaction may not close as scheduled or at all. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

        Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements and information and readers are cautioned not to place undue reliance on them.

        The financial and operating performance of the company's business segments, including Oil Sands, Natural Gas, International and Offshore and Refining and Marketing, may be affected by a number of factors, including, but not limited to, the following:

Factors that affect our Oil Sands business:

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  Production reliability risk. Our ability to reliably operate our oil sands facilities in order to meet production targets.

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  Our ability to finance oil sands growth and sustaining capital expenditures in a volatile commodity pricing environment.

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  Bitumen supply. The unavailability of third party bitumen, poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage and in situ reservoir and equipment performance could impact production targets.

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  Performance of recently commissioned facilities. Production rates while new equipment is being lined out are difficult to predict and can be impacted by unplanned maintenance.

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  Our ability to manage production operating costs. Operating costs could be impacted by inflationary pressures on labour, volatile pricing for natural gas used as an energy source in oil sands processes, and planned and unplanned maintenance. We continue to address these risks through strategies such as application of technologies that help manage operational workforce demand, offsetting natural gas purchases through internal production, investigation of technologies that mitigate reliance on natural gas as an energy source, and an increased focus on preventative maintenance.

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  Our ability to complete projects both on time and on budget. This could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Fort McMurray and the surrounding area (including housing, roads and schools). We continue to address these issues through a comprehensive recruitment and retention strategy, working with the community to determine infrastructure needs, designing Oil Sands expansion to reduce unit costs, seeking strategic alliances with service providers and maintaining a strong focus on engineering, procurement and project management.

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  Potential changes in the demand for refinery feedstock and diesel fuel. Our strategy is to reduce the impact of this issue by entering into long-term supply agreements with major customers, expanding our customer base and offering a variety of blends of refinery feedstock to meet customer specifications.

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  Volatility in light/heavy and sweet/sour crude oil differentials.

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  Logistical constraints and variability in market demand, which can impact crude movements. These factors can be difficult to predict and control.

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  Changes to royalty and tax legislation and related agreements that could impact our business (including our current dispute with the Alberta Department of Energy in respect of the Bitumen Valuation Methodology Regulation). While fiscal regimes in Alberta and Canada are generally stable relative to many global jurisdictions, royalty and tax treatments are subject to periodic review, the outcome of which is not predictable and could result in changes to the company's planned investments, and lower rates of return on existing investments.

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  Our relationship with our trade unions. Work disruptions have the potential to adversely affect Oil Sands operations and growth projects.

Factors that affect our Natural Gas business:

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  Volatility in natural gas prices.

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  Risk associated with a depressed market for asset sales, leading to losses on disposition.

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  The accessibility and cost of mineral rights. Market demand influences the cost and available opportunities for mineral leases and acquisitions.

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  Risks and uncertainties associated with weather conditions, which can shorten the winter drilling season and impact the spring and summer drilling program, which may result in increased costs and/or delays in bringing on new production.

Factors that affect our International and Offshore business:

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  Risks and uncertainties associated with international and offshore operations normally inherent in such activities such as drilling, operation and development of such properties including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, pollution and other environmental risks.

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  Performance after completion of maintenance is not predictable and can significantly impact production rates.

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  Risks and uncertainties associated with consulting with stakeholders and obtaining regulatory approval for exploration and development activities. These risks could increase costs and/or cause delays to or cancellation of projects and expansions to existing projects.

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  Risks and uncertainties associated with weather conditions, which may result in increased costs and/or delays in exploration, operations or abandonment activities.

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  Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks. Suncor's operations in Libya may be constrained by production quotas.

Factors that affect our Refining and Marketing business:

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  Production reliability risk. Our ability to reliably operate our refining and marketing facilities in order to meet production targets.

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  Management expects that fluctuations in demand and supply for refined products, margin and price volatility, and market competition, including potential new market entrants, will continue to impact the business environment.

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  There are certain risks associated with the execution of capital projects, including the risk of cost overruns. Numerous risks and uncertainties can affect construction schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

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  Our relationship with our trade unions. Hourly employees at our London, Ontario terminal operation, our Sarnia refinery, our Commerce City refinery, our Montreal refinery, certain of our lubricants operations, certain of our terminalling operations and at Sun-Canadian Pipeline Company Limited are represented by labour unions or employee associations. Any work interruptions involving our employees, and/or contract trades utilized in our projects or operations, could have an adverse effect on our business, financial condition, results of operations and cash flow.

Additional Risks, Uncertainties and Other Factors

        Additional risks, uncertainties and other factors that could influence the actual results of all of Suncor's business segments include but are not limited to, market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; consistently and competitively finding and developing reserves that can be brought on-stream economically; success of hedging strategies; maintaining a desirable debt to cash flow ratio; changes in the general economic, market and business conditions; our ability to finance capital investment to replace reserves or increase processing capacity in a volatile commodity pricing and credit environment; fluctuations in supply and demand for Suncor's products; commodity prices, interest rates and currency exchange; volatility in natural gas and liquids prices is not predictable and can significantly impact revenues; Suncor's ability to respond to changing markets and to receive timely regulatory approvals; the successful and timely implementation of capital projects including growth projects and regulatory projects; risks and uncertainties associated with consulting with stakeholders and obtaining regulatory approval for exploration and development activities in Suncor's operating areas (these risks could increase costs and/or cause delays to or cancellation of projects); effective execution of planned turnarounds; the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering needed to reduce the margin of error and increase the level of accuracy; the integrity and reliability of Suncor's capital assets; the cumulative impact of other resource development; the cost of compliance with current and future environmental laws; the accuracy of Suncor's reserve, resource and future production estimates and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations and joint venture partners; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; uncertainties resulting from potential delays or changes in plans with respect to projects or capital expenditures; actions by governmental authorities including the imposition of taxes or changes to fees and royalties, changes in environmental and other regulations (for example, the Government of Alberta's review of the unintended consequences of the proposed Crown royalty regime, our negotiations with the Alberta Department of Energy in respect of the Bitumen Valuation Methodology Regulation; the Government of Canada's current review of greenhouse gas emission regulations); the ability and willingness of parties with whom we have material relationships to perform their obligations to us (including in respect of any planned divestitures); risks and uncertainties associated with the ability of closing conditions to be met, the timing of closing and the consideration to be received with respect to the planned sale of any of Suncor's assets, including the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third party approvals outside of Suncor's control; the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; failure to realize anticipated synergies or cost savings; risks regarding the integration of the Suncor and Petro-Canada after the merger; and incorrect assessments of the values of Petro-Canada. The foregoing important factors are not exhaustive.

        Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout this news release and its Annual Information Form/Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission (SEC) at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

        For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

        A full copy of Suncor's fourth quarter 2010 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at www.suncor.com/financialreporting or www.sedar.com.

        To listen to the conference call discussing Suncor's fourth quarter results, visit www.suncor.com/webcasts.

Investor inquiries:	Media inquiries:
800-558-9071	403-296-4000
invest@suncor.com	media@suncor.com

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EXHIBIT 99.1 Press Release Dated February 2, 2011